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                                                                    Exhibit 8.01



                [Michaels, Wishner & Bonner, P.C. Letterhead]





                                 April 20, 1998



S.T. Research Corporation
8419 Terminal Road
Newington, VA 22122-1430

Gentlemen:

         You have asked us to render our opinion concerning certain federal income tax consequences of the proposed transaction described below.

Facts

         S.T. Research Corporation ("STR") is a Virginia corporation which develops, manufactures and markets intelligence sensory and electronic reconnaissance systems primarily for the defense markets. STR has issued and outstanding one class of voting common stock (the "STR Shares").

         Daedalus Enterprises, Inc. ("DEI") is a Delaware corporation primarily engaged in the design, development and manufacturing of remote sensing products generally consisting of airborne imaging systems. DEI Merger Sub, Inc. ("Merger Sub") is a Virginia corporation formed for the purpose of engaging in the transaction described below. All of the outstanding stock of Merger Sub is owned by DEI.

The Proposed Transaction

         It is proposed that subject to the satisfaction of certain conditions, Merger Sub will be merged with and into STR in a statutory merger pursuant to the Virginia Stock Corporation Act (the "Merger"). The terms upon which the Merger will be effected are set forth in an Agreement and Plan of Merger dated as of December 23, 1997 (the "Merger Agreement") by and among Merger Sub, DEI and STR. At the time when articles of merger are filed with the Virginia State Corporation Commission, the STR Shares will be converted into shares of DEI Common Stock at the ratio set forth in the Merger Agreement, except that (i) a holder who is entitled to receive a fractional share of DEI) Common Stock will receive cash in lieu of such fractional share and (ii) a holder of STR Shares who exercises dissenters' rights under the Virginia Stock Corporation Act will receive cash in lieu of DEI Common Stock.

     No rulings have been sought from the Internal Revenue Service concerning the federal

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S.T. Research Corporation
April 20, 1998
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income tax consequences of the Merger.

Opinion

         For purposes of rendering the opinions set forth below, we have made such investigation of law, and have examined such documents and made such inquiries, as we have deemed relevant or proper.

         Based upon the foregoing, it is our opinion that under current law, assuming the Merger qualifies as a "tax-free" reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(B) of the Internal Revenue Code of 1986, as amended (the "Code"), the following federal income tax consequences will result from the Merger:

                  (a) No gain or loss would be recognized by a holder of STR Shares upon the receipt of DEI Common Stock in exchange for his STR Shares (except for cash received in lieu of a fractional share).

                  (b) The aggregate tax basis of the DEI Common Stock received by an STR shareholder in the Merger (including a fractional share interest, if any) would be the same as the aggregate tax basis of the STR Shares surrendered in exchange therefor.

                  (c) The holding period of the DEI Common Stock (including a fractional share interest, if any) received by an STR shareholder in the Merger would include the holding period of the STR Shares surrendered in exchange therefor, provided, however, that the STR Shares so surrendered are held as a capital asset when the Merger becomes effective,

                  (d) An STR shareholder who receives cash in lieu of a fractional share of DEI Common Stock in connection with the Merger would recognize gain or loss equal to the difference between the cash received and the basis of such fractional share. Such gain or loss would be capital gain or loss, provided, however, that the STR Shares are held as a capital asset at the effective time of the Merger and would be long term capital gain or loss if the STR Shares had been held for more than one year and qualify for the lower tax rate on capital gains prescribed by the Taxpayer Relief Act of 1997 if held for more than 18 months.

                  (e) No gain or loss would be recognized by DEI, STR or Merger Sub in connection with the Merger.

    The above opinions assume that the Merger qualifies as a "tax-free" reorganization. The assumption is necessary because certain facts which arise subsequent to the effectiveness of the

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S. T. Research Corporation
April 20, 1998
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Merger will determine the tax-free  nature of the Merger.  In particular, apart from the formal requirements of the Code, the Merger must meet certain substantive non-statutory requirements developed through case law and Internal Revenue Service regulations. These non-statutory rules may change what is in form a tax-free reorganization into a taxable transaction. These non-statutory requirements generally fall into two categories - the continuity of interest requirement and the continuity of business enterprise requirement. As for the continuity of interest requirement, a substantial part of the value of the proprietary interest in the target corporation must be preserved. This generally requires a substantial portion of the consideration paid for the target stock be in the form of equity. As for the continuity of business enterprise requirement, the acquiring corporation must continue the acquired corporation's historic business or use a significant portion of the acquired corporation's historic business assets in the continued business.


        In the course of our representation of STR in connection with the Merger, nothing has come to our attention which would cause us to conclude that either of these requirements will not be satisfied. Moreover, the manner in which the Merger is structured, the fact that the holders of a majority of the shares of DEI Common Stock which will be issued in the Merger have indicated they have no intent to dispose of such DEI Common Stock and that the STR business, along with the DEI business, will continue to be operated subsequent to the Merger, serve to indicate that the non-statutory requirements for tax-free treatment of the merger will be met. Therefore, subject to meeting these nonstatutory requirements, the Merger will qualify as a "tax-free" reorganization.

        This opinion is furnished by us solely for your benefit and may not be relied upon for any other purpose. We understand that this opinion will be summarized in STR's proxy statement for a special meeting of its shareholders for the information of such shareholders and will be filed with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-4 of DEI. We consent to the filing of this opinion as an Exhibit to the Registration Statement and the Prospectus which is a part thereof relative to our issuing the above opinion. Except to this extent, this opinion may not be furnished to, used by, circulated to, quoted to or otherwise referred to by any other person without our prior written consent in each instance.

                                         Very truly yours,

                                         MICHAELS, WISHNER & BONNER, P.C.


                                         By:________________________________
                                            Mark J. Wishner